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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 20, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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Editorial Contacts:
Colleen Duffy Brickley
MERANT
(301) 838-5229
colleen.brickley@merant.com

Investor Relations Contacts:
VMW, Inc.
Sylvia Dresner/Vicki Weiner
United States
(212) 616-6161
vmwin@banet.net


Mitchell Derman
FitzGerald Communications
(703) 248-7210
mderman@fitzcomm.com


Financial Dynamics
Giles Sanderson/Edward Bridges
United Kingdom
44-171-831-3113
giless@findyn.co.uk
edwardb@findyn.co.uk


  MERANT Agrees to Acquire The Marathon Group, a Premier Internet Professional
                                 Services Firm
          Formation of MERANT Interactive Services Enhances Ability to
                          Deliver Enterprise e-Business


MOUNTAIN VIEW, Calif. and NEWBURY, England - July 20, 1999 - Expanding its territory in the enterprise application development market, MERANT (NASDAQ:
MRNT; London Stock Exchange: MRN) today announced a definitive agreement to acquire privately-held The Marathon Group, a premier Internet professional services firm based in Raleigh, North Carolina. MERANT will pay to the Marathon shareholders cash consideration of $15 million, subject to the terms of the agreement. A milestone in the company's drive to provide best-in-class enterprise solutions for the Global 500, today's announcement is a fundamental part of MERANT's long-term strategy to better support customers' increasing requirements to "e"-enable their enterprises. It is expected that the transaction will be completed within the next few weeks, subject to the satisfaction of certain closing conditions.

To create a comprehensive e-business solution that transforms a business and delivers a competitive edge, companies must employ a full range of Internet professional services (IPS) as well as traditional IT services. The strategic addition of The Marathon Group will strengthen MERANT's ability to deliver solutions from business concept, design, implementation through to deployment. The Marathon Group is a respected and recognized provider of a full range of Internet professional services including creative, development, marketing as well as business strategy.


                                     (more)


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MERANT Agrees to Acquire The Marathon Group                             2-2-2-2

"By combining MERANT's existing strengths with Marathon's ability to create innovative e-commerce, Internet, intranet and extranet sites, MERANT will help its clients rapidly and successfully deploy web solutions that leverage their existing technology investments," said Gary Greenfield, MERANT president and chief executive officer. "The Marathon team clearly understands how the Internet can be used to create business value. With an impressive customer base and the potential capability to scale internationally, we felt the company was a good fit to augment MERANT's strategy to provide a full range of enterprise solutions to our customers."

With this combination, MERANT becomes one of the few companies able to effectively deliver business solutions leveraging the strength of the enterprise with the Internet.

Added Dave Kelly, vice president of Application Strategies at Hurwitz Group, "Companies transitioning to e-business clearly need a total solution that includes not just products and traditional professional services, but strategic e-business-oriented capabilities that can help blend existing brick-and-mortar infrastructures with the new look and business strategies required for successful e-business initiatives."

One of the  Southeast's  fastest  growing  technology  companies,  The  Marathon
Group's recent projects include business-to-business and business to consumer e-commerce web sites for Healthtex, an extranet for Wrangler servicing a wide dealer network, an intranet application for Glaxo Wellcome and a corporate website for R.J. Reynolds.

"Marathon delivers a complete solution. In addition to incredible concept and creative look and feel targeted to our audience of parents and children,
Marathon  designed  our  e-commerce  sites,   http://www.healthtexBtoB.com and
http://www.heathtex.com so that they would leverage our existing IT applications," said Gary Simmons, president of VF Playwear. "Marathon made it possible for us to launch engaging and scalable sites in a very aggressive timeframe. Marathon is a trusted partner."

Amy Robinson, manager of e-commerce services at VF Corporation echoes Simmons' position, "Marathon understood the business reasons for building our e-commerce sites, helped us design a strategy for fully leveraging the Internet, then raised the bar with an engaging and dynamic user-experience."


                                     (more)

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MERANT Agrees to Acquire The Marathon Group                             3-3-3-3

Marathon will serve as the foundation of MERANT Interactive Services, a new arm of MERANT Consulting founded with the purpose to deliver e-commerce, Internet, intranet and extranet solutions. With a clear mission to deliver end-to-end enterprise e-business solutions, MERANT Interactive Services will focus on the business strategy of the Internet. A full service approach will allow MERANT Interactive Services to deliver comprehensive e-business solutions that pay off in new efficiencies, opportunities and a competitive edge for the customer.

According to Mike Doernberg, president of Marathon, "We see a strategic fit between MERANT's global reach and enterprise application development expertise and Marathon's proven experience in delivering Internet business solutions. By combining with MERANT, we can extend our vision and drive it to a much broader customer base."

For additional information on The Marathon Group, visit their web site at http://www.marathongroup.com.

About  MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT Web site at http://www.merant.com.

                                      -30-

MERANT is a  trademark  of MERANT  International  Limited.
Marathon  Group is a trademark of Essential Software, Inc.
All other trademarks as they appear in this release are the property of their respective owners.

The following statement is made in accordance with the U.S. Private Securities Litigation Act of 1995: This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, products and services offered by MERANT, MERANT's business plans and strategies, and the management and integration of businesses to be acquired. In addition, the transactions described in this release are contingent on the satisfaction of customary closing conditions and the approval of the Marathon shareholders, and there can be no assurance that such transactions will be completed. Actual results might differ materially from the results discussed in the forward-looking statements. These forward- looking statements are subject to risks and uncertainties, including the risk factors discussed in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998, October 31, 1998 and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings. MERANT assumes no obligation to update the forward-looking statements and information contained in this release.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  July 20, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer